SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                                  04 May, 2005


                                  BT Group plc
                 (Translation of registrant's name into English)


           BT Centre
           81 Newgate Street
           London
           EC1A 7AJ
           England

                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Enclosures:  1.  Acquisition of SkyNet announcement made on 04 May, 2005








                                                                     May 4, 2005

         BT ACQUIRES SKYNET TO DRIVE GROWTH IN UK LAN SOLUTIONS MARKET

          Acquisition grows BT's presence in UK data networking market

BT today announced that it has acquired SkyNet Systems Limited (SkyNet) as part of its strategy to enhance its capabilities in the UK's Local Area Networking
(LAN) market.

Based near Oxford, SkyNet is an independent LAN solutions provider specialising in Internet Protocol (IP) communications, wireless networks, content delivery and network security focused on education, health, local government and media markets. The company employs 59 people and for the year ended 31 March 2005 had a turnover of GBP21.7m generating an operating profit of GBP1.5m. As at 31 March 2005 the company had net assets of GBP2.2m.

"Over the past few years, BT has enjoyed fantastic success delivering solutions across a range of organisations, a fact recently confirmed by Cisco recognising BT as its EMEA Service Provider Partner of the Year," said Tom Craig, Director, BT Convergent Solutions. "Today's announcement is part of our strategy to extend our capability and market coverage in key technologies such as IP telephony, wireless networking and security, and offer the benefits of the digital networked economy to every company in the UK. Our new subsidiary, BTSkyNet, will further enhance the range of IP communications solutions that we can offer to all of our customers and further raises BT's profile as a LAN solutions provider."

"This is a very exciting time for everyone at SkyNet. We have just been awarded Cisco's UK Solutions Partner of the Year and our capabilities in IP telephony, wireless networking and security will be of enormous value to BT. We look forward to working with BT's existing sales channels to grow our market coverage and leverage our mutual strengths," said Dave Carrington, founder and managing director of SkyNet.




About BT

BT is one of the world's leading providers of communications solutions serving customers in Europe, the Americas and Asia Pacific. Its principal activities include networked IT services, local, national and international telecommunications services, and higher-value broadband and internet products and services.

BT consists principally of three lines of business:

   -BT Retail, providing a comprehensive range of communications and related services to more than 20m UK consumers and businesses.


   -BT Wholesale, providing network services and solutions within the UK to more than 600 fixed and mobile operators and service providers including the provision of broadband and private circuits.


   -BT Global Services, providing networked IT services to meet the needs of multi-site organisations globally. BT Global Services operates in more than 130 countries and also offers international carrier services.

In the year ended 31 March 2004, BT Group's turnover was GBP18,519 million with profit before goodwill amortisation, exceptional items and taxation of GBP2,013 million.

BT Group plc is listed on stock exchanges in London and New York. British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group and encompasses virtually all businesses and assets of the BT Group.

For more information, visit www.bt.com/aboutbt


BT Contact
Patrick Murphy Telephone + 44 (0)1277 326010 patrick.4.murphy@bt.com


Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BT Group PLC
(Registrant)


By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary. Head of Shareholder Services


Date 04 May, 2005